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03014846

SECURITI[illegible] ISSION

SEC FILE NUMBER
8-48145

SEC MAIL RECEIVED PROCESSING MAR 0 4 2003 WASH, D.C. SECTION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Adelphia Capital LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

545 Madison Ave. 6th Floor

(No. and Street)

New York (City) NY (State) 10022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Peter N. Christos 212 755-6600

(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

John P. Comparato, CPA

(Name — *if individual, state last, first, middle name*)

207 Hallock Road Suite 208 (Address) Stony Brook, (City) NY (State) 11790 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED APR 21 2003 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Peter N.Christos, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Adelphia Capital LLC, as of December 31, 19 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

ARNOLD P. KLING
Notary Public, State of New York
No. 31-4805162
Qualified in New York County
Commission Expires March 30, 2004

Signature

CEO
Title

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ADELPHIA CAPITAL LLC

REPORT ON EXAMINATION OF FINANCIAL STATEMENTS

AND SUPPLEMENTARY INFORMATION

YEAR ENDED DECEMBER 31, 2002

ADELPHIA CAPITAL LLC

INDEX

DECEMBER 31, 2002

Independent Auditors' Report	1
Financial Statements	
Statement of Financial Condition	2
Statement of Operations	3
Statement of Changes in Members' Capital	4
Statement of Cash Flows	5
Notes to Financial Statements	6
Supplementary Information	
Computation of Net Capital pursuant to Rule 15c3-1	7
Independent Auditors' Report on Internal Accounting Control Required by See Rule 17a-5	8-9

207 Hallock Road ■ Stony Brook, NY 11790
631.689.0400 ■ 631.689.0181 Fax

JOHN P. COMPARATO C.P.A., P.C.

February 19, 2003

To the Managing Members
Adelphia Capital LLC

We have audited the accompanying statements of financial condition of Adelphia Capital LLC as of December 31, 2002, and the related statements of operations, members' capital and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in conformity with generally accepted accounting principles, the financial position of Adelphia Capital LLC as of December 31, 2002, the results of its operations and cash flows for the year then ended.

Our audit was made for the purpose of forming an opinion on the basic financial statements, taken as a whole of Adelphia Capital LLC. The supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a –5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the examination of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

John P. Comparato

ADELPHIA CAPITAL LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2002

ASSETS		
CURRENT ASSETS		
Cash and Cash Equivalents	$	13,164
Prepaid Expenses		2,065
		15,229
FIXED ASSETS		
Equipment (less accumulated depreciation of $4,800)		1,752
OTHER ASSETS		
Organization Costs(less accumulated depreciation of $1,236)		562
TOTAL ASSETS	$	17,543
LIABILITIES AND MEMBERS' CAPITAL		
CURRENT LIABILITIES		
Accounts Payable	$	5,000
		5,000
MEMBERS' CAPITAL		12,543
TOTAL LIABILITIES AND MEMBERS' CAPITAL	$	17,543

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS

ADELPHIA CAPITAL LLC

STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2002

REVENUE	$ 5,322
EXPENSES	
Rent	12,000
Professional Fees	14,025
Office expense	2,400
Regulatory Fees	4,682
Telephone	1,200
Depreciation & Amortization	1,670
Other Expenses	629
TOTAL EXPENSES	36,606
NET INCOME <LOSS>	$ <31,284>

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS

ADELPHIA CAPITAL LLC

STATEMENT OF CHANGES IN MEMBERS' CAPITAL
FOR THE YEAR ENDED DECEMBER 31, 2002

Balance, January 1, 2002	$	21,727
Net Income <Loss>		<31,284>
Members' Capital Contributions		22,100
Balance, December 31, 2002	$	12,543

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS

ADELPHIA CAPITAL LLC

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2002

CASH FLOWS FROM OPERATING ACTIVITIES	
Net <Loss>	$ <31,284>
Depreciation and Amortization	1,670
Increase in Prepaid Expenses	<230>
NET CASH USED BY OPERATING ACTIVITIES	<29,844>
NET CASH PROVIDED BY FINANCING AND INVESTING ACTIVITIES	
Members' Capital Contributions	22,100
NET DECREASE IN CASH	<7,744>
CASH AT BEGINNING OF YEAR	20,908
CASH AT END OF YEAR	$ 13,164

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS

ADELPHIA CAPITAL LLC

NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2002

NOTE 1 – ORGANIZATION AND NATURE OF BUSINESS

Adelphia Capital LLC(the "Company") is registered as a broker and dealer in securities under the Securities Exchange Act of 1934.

The Company clears all securities transactions through its clearing broker on a fully-disclosed basis, and consequently operates under the exemptive provisions of SEC Rule 15c3-3 (k)(2)(ii).

The following is a summary of significant accounting policies followed by the company

a) Accounting Method
   Assets, liabilities, income and expenses are recorded using the accrual basis of accounting.
b) Depreciation and Amortization
   Fixed Assets are stated at cost. Depreciation is provided using the straight-line method over the estimated useful lives of the assets.

NOTE 2 --NET CAPITAL REQUIREMENTS

The company is subject to the securities and exchange commission's uniform net capital rule (rule 15c-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined shall not exceed 15 to 1. At December 31, 2002, the Company had net capital of $8,147 which was $3,147 in excess of the amount required.

NOTE 3 –RELATED PARTY TRANSACTIONS

The Company rents office space from Adelphia Holdings LLC, an affiliated company. The Company had rent expense of $12,000 for the year ended December 31, 2002. It also paid to Adelphia Holdings LLC a management fee of $3,600 for other expenses incurred.

NOTE 4 – FINANCIAL INSTRUMENTS WITH CONCENTRATION OF CREDIT RISK

As a securities broker dealer, the Company is engaged in various trading and brokerage activities on a principal and agency basis. The Company's exposure to the credit risk occurs in the event that the customer, clearing agent or counterparts do not fulfill their obligations of the transaction.

ADELPHIA CAPITAL LLC

COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF DECEMBER 31, 2002

NET CAPITAL	
Total Ownership Equity	$ 12,543
Add:	
Liabilities Subordinated to Claims of General Creditors Allowable in Computation of Net Capital	0
Other (Deductions) or Allowable Credits	0
Total Capital and Allowable Subordinated Liabilities	12,543
Deductions and /or Charges:	
Non-allowable Assets	4,379
Net Capital Before Haircuts on Securities Positions	8,164
Haircuts on Securities Positions	17
Net Capital	$ 8,147
AGGREGATE INDEBTEDNESS	$ 5,000
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT	
Minimum Net Capital Required	$ 5,000
Ratio: Aggregate Indebtedness to Net Capital	.61 to 1

There is no difference between this audited computation of net capital and that included in the Company's unaudited December 31, 2002 Focus PartIIA filing.

207 Hallock Road ■ Stony Brook, NY 11790
631.689.0400 ■ 631.689.0181 Fax

JOHN P. COMPARATO C.P.A., P.C.

INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL

To The Managing Members
Adelphia Capital LLC

We have examined the financial statements of Adelphia Capital LLC for the year ended December 31, 2002 and have issued our report therein dated February 7, 2003. As part of our examination, we made a study and evaluation of the Company's system of internal accounting control (which includes the procedures for safeguarding securities) to the extent we considered necessary to evaluate the system as required by generally accepted auditing standards. The purpose of our study and evaluation, which included obtaining an understanding of the accounting system, was to determine the nature, timing, and extent of the auditing procedures necessary for expressing an opinion on the financial statements.

We also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-13 (a) (11) and the procedures for determining compliance with the exemptive provisions of Rule 15c 3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of control procedures and practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the

Commission's above-mentioned objectives. The objectives of a system and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from the unauthorized use of disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal accounting control procedures or the practices and procedures referred to above, errors of irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of them to future period is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

Our study and evaluation made for the limited purpose described in the first paragraph would not necessarily disclose all material weaknesses in the system. Accordingly, we do not express an opinion on the system of internal accounting control of Adelphia Capital LLC as a whole. However, our study and evaluation disclosed no condition that we believed to be a material weakness.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002 to meet the Commission's objectives.

This report is intended solely for the use of management and the Securities and Exchange Commission and should not be any used for other purpose.

John r Comparat

ADELPHIA CAPITAL LLC

REPORT ON EXAMINATION OF FINANCIAL STATEMENTS

AND SUPPLEMENTARY INFORMATION

YEAR ENDED DECEMBER 31, 2002

ADELPHIA CAPITAL LLC

INDEX

DECEMBER 31, 2002

Independent Auditors' Report	1
Financial Statements	
Statement of Financial Condition	2
Statement of Operations	3
Statement of Changes in Members' Capital	4
Statement of Cash Flows	5
Notes to Financial Statements	6
Supplementary Information	
Computation of Net Capital pursuant to Rule 15c3-1	7
Independent Auditors' Report on Internal Accounting Control Required by See Rule 17a-5	8-9

207 Hallock Road ■ Stony Brook, NY 11790
631.689.0400 ■ 631.689.0181 Fax

JOHN P. COMPARATO C.P.A., P.C.

February 19, 2003

To the Managing Members
Adelphia Capital LLC

We have audited the accompanying statements of financial condition of Adelphia Capital LLC as of December 31, 2002, and the related statements of operations, members' capital and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in conformity with generally accepted accounting principles, the financial position of Adelphia Capital LLC as of December 31, 2002, the results of its operations and cash flows for the year then ended.

Our audit was made for the purpose of forming an opinion on the basic financial statements, taken as a whole of Adelphia Capital LLC. The supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a –5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the examination of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

John P. Comparato

ADELPHIA CAPITAL LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2002

ASSETS		
CURRENT ASSETS		
Cash and Cash Equivalents	$	13,164
Prepaid Expenses		2,065
		15,229
FIXED ASSETS		
Equipment (less accumulated depreciation of $4,800)		1,752
OTHER ASSETS		
Organization Costs(less accumulated depreciation of $1,236)		562
TOTAL ASSETS	$	17,543
LIABILITIES AND MEMBERS' CAPITAL		
CURRENT LIABILITIES		
Accounts Payable	$	5,000
		5,000
MEMBERS' CAPITAL		12,543
TOTAL LIABILITIES AND MEMBERS' CAPITAL	$	17,543

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS

ADELPHIA CAPITAL LLC

STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2002

REVENUE	$ 5,322
EXPENSES	
Rent	12,000
Professional Fees	14,025
Office expense	2,400
Regulatory Fees	4,682
Telephone	1,200
Depreciation & Amortization	1,670
Other Expenses	629
TOTAL EXPENSES	36,606
NET INCOME <LOSS>	$ <31,284>

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS

ADELPHIA CAPITAL LLC

STATEMENT OF CHANGES IN MEMBERS' CAPITAL
FOR THE YEAR ENDED DECEMBER 31, 2002

Balance, January 1, 2002	$	21,727
Net Income <Loss>		<31,284>
Members' Capital Contributions		22,100
Balance, December 31, 2002	$	12,543

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS

ADELPHIA CAPITAL LLC

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2002

CASH FLOWS FROM OPERATING ACTIVITIES	
Net <Loss>	$ <31,284>
Depreciation and Amortization	1,670
Increase in Prepaid Expenses	<230>
NET CASH USED BY OPERATING ACTIVITIES	<29,844>
NET CASH PROVIDED BY FINANCING AND INVESTING ACTIVITIES	
Members' Capital Contributions	22,100
NET DECREASE IN CASH	<7,744>
CASH AT BEGINNING OF YEAR	20,908
CASH AT END OF YEAR	$ 13,164

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS

NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2002

NOTE 1 -- ORGANIZATION AND NATURE OF BUSINESS

Adelphia Capital LLC(the "Company") is registered as a broker and dealer in securities under the Securities Exchange Act of 1934.

The Company clears all securities transactions through its clearing broker on a fully-disclosed basis, and consequently operates under the exemptive provisions of SEC Rule 15c3-3 (k)(2)(ii).

The following is a summary of significant accounting policies followed by the company

a) Accounting Method
   Assets, liabilities, income and expenses are recorded using the accrual basis of accounting.
b) Depreciation and Amortization
   Fixed Assets are stated at cost. Depreciation is provided using the straight-line method over the estimated useful lives of the assets.

NOTE 2 --NET CAPITAL REQUIREMENTS

The company is subject to the securities and exchange commission's uniform net capital rule (rule 15c-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined shall not exceed 15 to 1. At December 31, 2002, the Company had net capital of $8,147 which was $3,147 in excess of the amount required.

NOTE 3 –RELATED PARTY TRANSACTIONS

The Company rents office space from Adelphia Holdings LLC, an affiliated company. The Company had rent expense of $12,000 for the year ended December 31, 2002. It also paid to Adelphia Holdings LLC a management fee of $3,600 for other expenses incurred.

NOTE 4 -- FINANCIAL INSTRUMENTS WITH CONCENTRATION OF CREDIT RISK

As a securities broker dealer, the Company is engaged in various trading and brokerage activities on a principal and agency basis. The Company's exposure to the credit risk occurs in the event that the customer, clearing agent or counterparts do not fulfill their obligations of the transaction.

ADELPHIA CAPITAL LLC

COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF DECEMBER 31, 2002

NET CAPITAL	
Total Ownership Equity	$ 12,543
Add:	
Liabilities Subordinated to Claims of General Creditors Allowable in Computation of Net Capital	0
Other (Deductions) or Allowable Credits	0
Total Capital and Allowable Subordinated Liabilities	12,543
Deductions and /or Charges:	
Non-allowable Assets	4,379
Net Capital Before Haircuts on Securities Positions	8,164
Haircuts on Securities Positions	17
Net Capital	$ 8,147
AGGREGATE INDEBTEDNESS	$ 5,000
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT	
Minimum Net Capital Required	$ 5,000
Ratio: Aggregate Indebtedness to Net Capital	.61 to 1

There is no difference between this audited computation of net capital and that included in the Company's unaudited December 31, 2002 Focus PartIIA filing.

JOHN P. COMPARATO C.P.A., P.C.
207 Hallock Road ■ Stony Brook, NY 11790
631.689.0400 ■ 631.689.0181 Fax

INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL

To The Managing Members
Adelphia Capital LLC

We have examined the financial statements of Adelphia Capital LLC for the year ended December 31, 2002 and have issued our report therein dated February 7, 2003. As part of our examination, we made a study and evaluation of the Company's system of internal accounting control (which includes the procedures for safeguarding securities) to the extent we considered necessary to evaluate the system as required by generally accepted auditing standards. The purpose of our study and evaluation, which included obtaining an understanding of the accounting system, was to determine the nature, timing, and extent of the auditing procedures necessary for expressing an opinion on the financial statements.

We also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-13 (a) (11) and the procedures for determining compliance with the exemptive provisions of Rule 15c 3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of control procedures and practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the

Commission's above-mentioned objectives. The objectives of a system and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from the unauthorized use of disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal accounting control procedures or the practices and procedures referred to above, errors of irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of them to future period is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

Our study and evaluation made for the limited purpose described in the first paragraph would not necessarily disclose all material weaknesses in the system. Accordingly, we do not express an opinion on the system of internal accounting control of Adelphia Capital LLC as a whole. However, our study and evaluation disclosed no condition that we believed to be a material weakness.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002 to meet the Commission's objectives.

This report is intended solely for the use of management and the Securities and Exchange Commission and should not be any used for other purpose.